07027553

RECEIVED

2007 OCT 26 P 1:-7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 19, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter dated October 17, 2007 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Encls : a/a

dw 10/29

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 17, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sirs,

Re: **Board Meeting**

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Thursday, October 25, 2007, to consider *inter alia*, unaudited financial results for the quarter / half year ended September 30, 2007.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 13, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended September 30, 2007	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended September 30, 2007	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter ended September 30, 2007	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 11, 2007

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter / half year ended September 30, 2007.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl : a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED						
BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL			As on : September 30, 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	0.00	0.00
(c)	Bodies Corporate	6	12 75 66 291	12 75 66 289	52.19	51.93
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**18**	**12 87 32 274**	**12 87 32 267**	**52.67**	**52.41**
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**18**	**12 87 32 274**	**12 87 32 267**	**52.67**	**52.41**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	255	33 53 405	32 85 015	1.37	1.37
(b)	Financial Institutions/Banks	360	98 883	82 171	0.04	0.04
(c)	Central Government/State Governments	68	1 81 156	1 30 499	0.07	0.07
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	18	30 28 815	30 28 486	1.24	1.23
(f)	Foreign Institutional Investors	543	7 29 56 504	7 29 50 427	29.85	29.70
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 244**	**7 96 18 763**	**7 94 76 598**	**32.58**	**32.41**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	6 844	54 97 373	54 09 893	2.25	2.24
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 49 501	2 76 34 673	2 01 39 361	11.31	11.25
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	57	19 07 924	18 72 144	0.78	0.78
(c)	Any Other (Specify)					
1	NRIs/OCBs	15 521	10 23 239	6 93 822	0.42	0.42
	Sub -Total (B)(2)	**12 71 923**	**3 60 63 209**	**2 81 15 220**	**14.75**	**14.68**
	Total Public Shareholding B=(B)(1)+(B)(2)	**12 73 167**	**11 56 81 972**	**10 75 91 818**	**47.33**	**47.10**
	TOTAL (A) +(B)	**12 73 185**	**24 44 14 246**	**23 63 24 085**	**100.00**	**99.50**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**12 18 554**	**12 18 554**	-	**0.50**
	GRAND TOTAL (A)+(B)+(C)	**12 73 186**	**24 56 32 800**	**23 75 42 639**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	6 00 000	0.24
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Kokila D. Ambani	5 45 126	0.22
5	Anil D. Ambani	2 73 891	0.11
6	Tina A Ambani	2 63 474	0.11
7	Jaianmol A. Ambani	83 487	0.03
8	Jaianshul A. Ambani	5	0.00
9	Hansdhwani Trading Company Pvt Ltd	2	0.00
	Total	**12 87 32 274**	**52.41**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	1 28 43 139	5.23
2	Morgan Stanley And Co. International Plc. A/Cmorgan Stanley Mauritus Company Limited	1 03 71 521	4.22
3	Goldman Sachs Investments (Mauritius) I Limited	56 48 821	2.30
4	Merrill Lynch Capital Markets Espana S.A. S.V.	50 40 351	2.05
5	Acacia Institutional Partners	30 00 000	1.22
6	Life Insurance Corporation Of India	25 98 606	1.06
	Total	**3 95 02 438**	**16.08**


RELIANCE CAPITAL LIMITED

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	4 91 26 560	20.00
	Total	**4 91 26 560**	**20.00**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	ımber of outstanding D	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	12 18 554	12 18 554	0.50
	Total		**12 18 554**	**0.50**


RELIANCE CAPITAL

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	Total		-	-

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 11, 2007

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended September 30, 2007 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter / half year ended September 30, 2007.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE 12/10/2007

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended September 30, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2007-2008, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2008 will be complied in the twenty second Annual Report –2007-08
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital

Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 11, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on September 30, 2007

Enclosed please find the details of the Shareholding pattern of our Company as on September 30, 2007 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED

	Scrip Code - 500111	Quarter Ended	30th Sep, 2007
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 75 66 291	51.93
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**12 87 32 274**	**52.41**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here______________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**12 87 32 274**	**52.41**

....contd

RELIANCE CAPITAL LIMITED

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	2 95 35 723	12.02
2	Indian Corporate Bodies/Trusts/Partnerships	54 97 373	2.24
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	2874	0.00
5	Banks/Financial Institutions	1 10 575	0.05
6	Central/State Govt.	181156	0.07
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3028815	1.23
9	Mutual Funds	33 41 713	1.36
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**4 17 02 229**	**16.98**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 982	0.01
15	Foreign Institutional Investors (SEBI-registered)	7 29 56 504	29.70
16	Non Resident Indians (Individuals)	10 09 257	0.41
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**7 39 79 743**	**30.12**
C	**GDRs/ADRs/ADSs**	1218554	0.50
	Sub Total C	**1218554**	**0.50**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 69 00 526**	**47.59**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Controlling/ Strategic Holdings	12 87 32 274	52.41
Total Free-float	11 69 00 526	47.59
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Domestic Holding	17 04 34 503	69.39
Total Foreign Holding	7 51 98 297	30.61
Grand Total	**24 56 32 800**	**100.00**

RELIANCE CAPITAL LIMITED

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	30th Sep, 2007
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Kokila D. Ambani	5 45 126	0.22	I-A-1
2	Anil D. Ambani	2 73 891	0.11	I-A-1
3	Tina A Ambani	2 63 474	0.11	I-A-1
4	Jaianmol A. Ambani	83 487	0.03	I-A-1
5	Jaianshul A. Ambani	5	0.00	I-A-1
6	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
7	Sonata Investments Limited	6 00 000	0.24	I-A-2
8	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
9	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	**12 87 32 274**	**52.41**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	30th Sep, 2007
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation Of India	25 98 606	1.06	II-A-8	NIL
2	Quantum (M) Limited	1 28 43 139	5.23	II-B-15	NIL
3	Morgan Stanley And Co. International Plc. A/Cmorgan Stanley Mauritus Company Limited	1 03 71 521	4.22	II-B-15	NIL
4	Goldman Sachs Investments (Mauritius) I Limited	56 48 821	2.30	II-B-15	NIL
5	Merrill Lynch Capital Markets Espana S.A. S.V.	50 40 351	2.05	II-B-15	NIL
6	Acacia Institutional Partners, Lp	30 00 000	1.22	II-B-15	NIL
	Total	**3 95 02 438**	**16.08**		

RELIANCE CAPITAL LIMITED

END